Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS

(dollars in thousands)

	Year Ended December 31,
	2004		2003		2002		2001		2000
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$117,386		$90,921		$88,923		$87,510		$108,992
Fixed charges before preferred distributions	118,212		101,144		89,417		91,305		104,337
Distributions from equity investments	24,572		27,404		27,195		26,651		30,294
Capitalized interest	—		—		(3,057)		(787)		(1,680)
Adjusted Earnings	$260,170		$219,469		$202,478		$204,679		$241,943

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$118,212		$101,144		$86,360		$90,518		$102,657
Capitalized interest	—		—		3,057		787		1,680
Preferred distributions	46,000		46,000		27,625		16,842		—
Combined Fixed Charges and Preferred Distributions	$164,212		$147,144		$117,042		$108,147		$104,337

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.6	x	1.5	x	1.7	x	1.9	x	2.3	x